Exhibit 99.2

F-1

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Unaudited condensed combined statements of financial position

As of December 31, 2014 and March 31, 2015

(All amounts expressed in U.S. Dollars)

	Note	December 31, 2014	March 31, 2015
Assets
Non-current assets
Vessels	3	460,571,640	458,883,270
Total non-current assets		460,571,640	458,883,270
Current assets
Trade and other receivables	4	325,097	4,702,572
Inventories		732,822	808,820
Due from related parties	11	1,908,066	27,143,849
Prepayments and other current assets		335,170	691,481
Short-term investments		4,000,000	—
Cash and cash equivalents		20,053,647	247,065
Total current assets		27,354,802	33,593,787
Total assets		487,926,442	492,477,057
Owners’ equity and liabilities
Owners’ equity
Share capital	5	36,000	36,000
Contributed surplus	5	139,500,000	139,500,000
Retained earnings		6,627,066	10,421,255
Total owners’ equity		146,163,066	149,957,255
Current liabilities
Trade accounts payable		1,628,978	1,110,250
Due to related parties	11	8,964,948	861,000
Other payables and accruals	7	7,708,581	16,756,630
Total current liabilities		18,302,507	18,727,880
Non-current liabilities
Borrowings	6	323,460,869	323,791,922
Total non-current liabilities		323,460,869	323,791,922
Total owners’ equity and liabilities		487,926,442	492,477,057
F-2

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Unaudited condensed combined statement of profit or loss and other comprehensive income

For the three months ended March 31, 2015

(All amounts expressed in U.S. Dollars)

	Note	For the three months ended March 31, 2015
Revenues		15,656,216
Vessel operating costs	9	(4,737,742)
Depreciation	3	(4,234,121)
General and administrative expenses	8	(230,169)
Profit from operations		6,454,184
Financial costs	10	(2,661,406)
Financial income		1,411
Total other expenses, net		(2,659,995)
Profit and total comprehensive income for the period		3,794,189
F-3

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Unaudited condensed combined statement of changes in owners’ equity

For the three months ended March 31, 2015

(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Retained earnings	Total
Balance at January 1, 2015	36,000	139,500,000	6,627,066	146,163,066
Profit for the period	—	—	3,794,189	3,794,189
Total comprehensive income for the period	—	—	3,794,189	3,794,189
Balance at March 31, 2015	36,000	139,500,000	10,421,255	149,957,255
F-4

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Unaudited condensed combined statement of cash flows

For the three months ended March 31, 2015

(All amounts expressed in U.S. Dollars)

For the three months ended March 31, 2015
Cash flows from operating activities:
Profit for the period	3,794,189
Adjustments for:
Depreciation	4,234,121
Financial income	(1,411)
Financial costs	2,661,406
10,688,305
Movements in operating assets and liabilities:
Increase in trade and other receivables	(4,380,097)
Increase in inventories	(75,998)
Change in related parties, net	(2,373,020)
Increase in prepayments and other current assets	(356,311)
Decrease in trade accounts payable	(745,780)
Increase in other payables and accruals	5,875,032
Cash provided by operations	8,632,131
Interest paid	(756,782)
Net cash provided by operating activities	7,875,349
Cash flows from investing activities:
Short-term deposits with related party	(23,835,964)
Financial income received	4,033
Maturity of short-term investments	4,000,000
Net cash used in investing activities	(19,831,931)
Cash flows from financing activities:
Dividend payment	(7,850,000)
Net cash used in financing activities	(7,850,000)
Decrease in cash and cash equivalents	(19,806,582)
Cash and cash equivalents, beginning of the period	20,053,647
Cash and cash equivalents, end of the period	247,065

Non Cash Investing and Financing Activities:
Payment for vessels through related parties	607,187
Payment for financing costs through related parties	112,066
Financing costs included in liabilities at the end of the period	33,805
Capital expenditures included in liabilities at the end of the period	2,001,041
F-5

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Notes to the unaudited condensed combined financial statements

For the three months ended March 31, 2015

(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the “Group” or the “Companies”) were each incorporated in Bermuda on April 4, 2014, as wholly owned subsidiaries of GasLog Carriers Ltd. (the “Parent”), itself wholly owned by GasLog Ltd. (“GasLog”).

On June 4, 2014, June 11, 2014 and June 25, 2014, the Group acquired three 145,000 cbm steam-powered liquefied natural gas (“LNG”) carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $468,000,000 (of which $465,000,000 was paid at closing while the payment of the remaining $3,000,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial term. The vessels acquired are the 2007 built Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally. GasLog supervised the construction of all three vessels at Samsung Heavy Industries Co. Ltd. shipyard in Korea, for BG Group and has provided technical management for the ships since their delivery. These transactions were accounted for as asset acquisitions.

GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Group’s vessels.

As of March 31, 2015, the Group structure was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-nineteen Ltd.	Bermuda	April 4, 2014	Vessel- owning company	Methane Alison Victoria	145,000	June 4, 2014
GAS-twenty Ltd.	Bermuda	April 4, 2014	Vessel- owning company	Methane Shirley Elisabeth	145,000	June 11, 2014
GAS-twenty one Ltd.	Bermuda	April 4, 2014	Vessel- owning company	Methane Heather Sally	145,000	June 25, 2014

2. Basis of Presentation

These unaudited condensed combined financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined financial statements should be read in conjunction with the Group’s audited combined financial statements for the period ended December 31, 2014.

The accompanying unaudited condensed combined financial statements include the accounts of the legal entities comprising the Group as discussed in Note 1. All significant intra-group transactions and balances are eliminated on combination.

The unaudited condensed combined financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed combined financial statements as applied in the preparation of the Group’s audited combined financial statements for the period ended December 31, 2014. On June 22, 2015, the Companies’ board of directors authorized the unaudited condensed combined financial statements for issuance and filing.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Group’s combined financial statements for the period ended December 31, 2014.

The unaudited condensed combined financial statements are expressed in U.S. dollars (“USD”), which is the presentation currency of the Group and the functional currency of each of the three Companies forming the Group because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD.

F-6

Adoption of new and revised IFRS

(a)	Standards and interpretations adopted in the current period

No standards and amendments relevant to the Group that were adopted in the current period had a material impact on the Group’s financial statements.

(b)	Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s combined financial statements.

In December 2014, the IASB issued amendments on IAS 1 Presentation of Financial Statements to address perceived impediments to preparers exercising their judgment in presenting financial reports. The amendment of IAS 1 provides clarification to the preparers that: i) the information provided should not be obscured by aggregating or providing immaterial information; ii) the list of line items to be presented in the statements can be disaggregated and aggregated as relevant; and iii) understandability and comparability should be considered when determining the order of the notes. These amendments are effective for annual periods beginning on or after January 1, 2016. Management anticipates that these amendments will not have any material impact on the Group’s combined financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2015	469,864,065
Additions	2,545,751
As of March 31, 2015	472,409,816

Accumulated depreciation
As of January 1, 2015	9,292,425
Depreciation expense	4,234,121
As of March 31, 2015	13,526,546

Net book value
As of December 31, 2014	460,571,640
As of March 31, 2015	458,883,270

The vessels have been pledged as collateral under the terms of the Group’s bank loan agreement (Note 6).

On June 4, 2014, June 11, 2014, and June 25, 2014, the Group acquired the 2007 built Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally respectively from a subsidiary of BG Group (Note 1).

F-7

4. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of December 31, 2014	As of March 31, 2015
Trade receivables	68,688	78,772
VAT receivable	9,566	19,954
Accrued income	2,622	—
Insurance claims	196,600	4,546,456
Other receivables	47,621	57,390
Total	325,097	4,702,572

As of March 31, 2015, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

5. Owners’ Equity

Since their inception, the capital of each of the Companies consists of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $36,000. Each share is entitled to one vote.

Contributed surplus represents capital contributed by the owner of each of the Companies in excess of par value to partially finance the acquisition of each vessel.

6. Borrowings

Borrowings consist of the following:

	As of December 31, 2014	As of March 31, 2015
Amounts due after one year	325,500,000	325,500,000
Less: unamortized deferred loan issuance costs	(2,039,131)	(1,708,078)
Total	323,460,869	323,791,922

The main terms of the Group’s loan facility have been disclosed in the combined financial statements for the period ended December 31, 2014.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31, 2014	As of March 31, 2015
Unearned revenue	6,114,750	5,917,500
Accrued legal and professional fees	60,000	—
Accrued vessel management expenses (Note 11)	118,752	—
Accrued purchases	166,615	2,778,465
Accrued off-hire	69,395	5,577,293
Accrued crew costs	504,222	373,309
Accrued interest	427,736	1,985,458
Accrued financing costs	17,955	—
Other payables and accruals	229,156	124,605
Total	7,708,581	16,756,630

8. General and Administrative Expenses

F-8

An analysis of general and administrative expenses is as follows:

For the three months ended March 31, 2015
Legal and professional fees	20,929
Commercial management fees (Note 11)	270,000
Foreign exchange (gains)/losses, net	(60,760)
Total	230,169

9. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

For the three months ended March 31, 2015
Management fees (Note 11)	414,000
Crew wages	1,960,349
Technical maintenance expenses	1,399,838
Provisions and stores	163,802
Insurance expenses	258,103
Brokers’ commissions	155,155
Vessels’ tax	229,762
Other operating expenses	156,333
Total	4,737,342

10. Financial Costs

An analysis of financial costs is as follows:

For the three months ended March 31, 2015
Amortization of deferred loan issuance costs	346,902
Interest expense on loans	2,299,482
Other financial costs	15,022
Total financial costs	2,661,406

11. Related Party Transactions

The Group has the following balances with related parties which are included in the combined statement of financial position:

Amounts due from related parties

	As of December 31, 2014	As of March 31, 2015
GasLog LNG Services (a)	1,908,066	3,271,885
GasLog Carriers Ltd. (b)	—	23,871,964
Total	1,908,066	27,143,849
F-9

Amounts due to related parties

	As of December 31, 2014	As of March 31, 2015
GasLog Carriers Ltd. (c)	8,373,948	—
GasLog Ltd. (d)	591,000	861,000
Total	8,964,948	861,000

(a)	The balances represent prepayments made to the Manager to cover operating expenses of the Group of $3,744,504 (December 31, 2014: $2,647,166) net of amounts owed for management services of $472,619 (December 31, 2014: $739,100).
(b)	The balance outstanding consists of funds transferred to the Parent for purposes of cash management.
(c)	The balance consists of (a) $7,850,000 dividend declared in December 2014 and (b) $523,948 payments made by the Parent on behalf of the Group that remain outstanding as of December 31, 2014.
(d)	The balance represents outstanding commercial management fees.

The Group had the following transactions with related parties which have been included in the unaudited condensed combined statement of profit or loss for the three months ended March 31, 2015:

Company	Details	Account	For the three months ended March 31, 2015
GasLog Ltd.	Commercial management fee(i)	General and administrative expenses	270,000
GasLog LNG Services Ltd.	Management fees and other vessel management expenses(ii)	Vessel operating costs	414,000
GasLog LNG Services Ltd.	Other vessel operating costs	Vessel operating costs	89,850

(iii)	Commercial Management Agreements

Upon delivery of each vessel, the Group entered into commercial management agreements with GasLog pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Group. The annual commercial management fee under the agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts.

(iv)	Ship Management Agreements

Upon delivery of each vessel, the Group entered into ship management agreements with GasLog LNG Services that provide for the following:

•	Management Fees – A fixed monthly charge of $46,000 per vessel was payable by the Group to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees – A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Annual Incentive Bonus – Annual Incentive Bonus might be payable to the Manager, at the Group’s discretion, for remittance to the crew of an amount of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up.

The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each management agreement continues indefinitely until terminated by either party.

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extent the terms of the charters are not accounted for):

F-10

As of March 31, 2015
Not later than one year	50,561,750
Later than one year and not later than three years	144,189,750
Later than three years and not later than five years	142,217,250
Later than five years	30,442,250
Total	367,411,000

The Group is counter guarantor for the acquisition from BG Group of depot spares with an aggregate value of $3,000,000. These spares should be acquired before the end of the initial term of the charter party agreements. As of March 31, 2015, the Manager had purchased depot spares of $1,523,068.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined financial statements.

13. Subsequent Events

The Group has evaluated transactions for consideration as subsequent events through June 22, 2015, which is the date these financial statements were authorized for issuance.

GasLog Partners LP and GasLog announced on June 22, 2015 that they have entered into an agreement for the Partnership to purchase from GasLog, the sole member of GasLog Partners LP’s general partner, 100% of the shares of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own and charter the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally, respectively, modern LNG carriers built in 2007, each with a capacity of 145,000 cubic meters, for an aggregate purchase price of $483,000,000 (the “Acquisition”). The Acquisition is subject to GasLog Partners LP obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions.

F-11